SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               Thrustmaster, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88602710
                       ----------------------------------
                                 (CUSIP Number)


             Arthur O. Poltrack, c/o Simms Capital Management, Inc.,
  55 Railroad Avenue, Plaza Suite, Greenwich, Connecticut 06930, (203) 861-8528
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 3, 1999
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or loss of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 886027101                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert A. Simms, Sr.
               ###-##-####
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                   (b)  |X|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER           7)    SOLE VOTING POWER
        OF                     205,900
        SHARES           -------------------------------------------------------
        BENEFICIALLY     8)    SHARED VOTING POWER
        OWNED BY               36,950
        EACH             -------------------------------------------------------
        REPORTING        9)    SOLE DISPOSITIVE POWER
        PERSON                 205,900
        WITH             -------------------------------------------------------
                         10)   SHARED DISPOSITIVE POWER
                               36,950
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               242,850
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.99%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------


        *SEE INSTRUCTIONS BEFORE FILLING OUT:


                                Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 886027101                                            Page 3 of 6 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Simms Capital Management, Inc.
               13-3582869
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|

                                                                (b)  |X|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
        NUMBER           7)    SOLE VOTING POWER
        OF                     0
        SHARES           -------------------------------------------------------
        BENEFICIALLY     8)    SHARED VOTING POWER
        OWNED BY               36,950
        EACH             -------------------------------------------------------
        REPORTING        9)    SOLE DISPOSITIVE POWER
        PERSON                 0
        WITH             -------------------------------------------------------
                         10)   SHARED DISPOSITIVE POWER
                               36,950

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               36,950
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.76%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON*

               IA, CO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT:


                                Page 3 of 6 Pages

Thrustmaster, Inc.                                             Page 4 of 6 Pages
SCHEDULE 13D                                                        May 17, 1999

Item 1.        Security and Issuer.
-------        --------------------

        This Amendment No. 4 ("Amendment") amends the Statement on Schedule 13D and Amendments No. 1, 2, and 3 to Schedule 13D (collectively, the "Statement") filed by Mr. Robert A. Simms, Sr. and Simms Capital Management, Inc. ("Simms Capital" and, together with Mr. Simms, the "Reporting Persons") with the Commission on September 13, 1996, July 14, 1997, and December 22, 1997, and April 3,1999 respectively, with respect to shares of Common Stock, no par value ("Shares"), of Thrustmaster, Inc. This Amendment supplements and amends, to the extent set forth below, the information set forth in the Statement.

Item 3.        Source and Amount of Funds or Other Consideration.
-------        --------------------------------------------------

        As of the date hereof, Mr. Simms is deemed to be the beneficial owner of 242,850 Shares and Simms Capital is deemed to be the beneficial owner of 36,950 Shares. The Shares beneficially owned by Simms Capital are held by certain managed accounts over which Simms Capital has investment discretion. Mr. Simms is deemed to be the beneficial owner of such Shares by reason of his position with Simms Capital. All Shares owned by the Reporting Persons were purchased on the open market at an aggregate cost of $1,338,798. The funds for the purchase of the Shares came from each managed account's own funds or, in the case of the 207,900 Shares owned directly by Mr. Simms, from his own funds. No leverage was used to purchase the Shares.

Item 4.        Purpose of Transaction.
-------        -----------------------

        The Shares of which the Reporting Persons are deemed to be the beneficial owners were acquired for, and are being held for, investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of their Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

        The Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right to discuss company business with management, make proposals to management and/or take other actions to influence the management of the Company should they deem such actions appropriate.

Item 5.        Interest in Securities of the Issuer.
-------        -------------------------------------

        (a) and (b) Mr. Simms is the direct beneficial owner of 242,850 Shares (approximately 4.99% of all outstanding Shares), and Simms Capital and Mr. Simms are deemed to be the indirect beneficial owners of 36,900 Shares (approximately 0.76% of all outstanding Shares) held for certain accounts managed by Simms Capital. Mr. Simms has sole power to vote, direct the vote, dispose of or direct the disposition of the 242,850 Shares of which he is the direct beneficial owner, and Mr. Simms and Simms Capital share the power to vote, direct the vote, dispose of or direct the disposition of the 36,950 Shares of which they are deemed to be the beneficial owners.

        The Reporting Persons own in the aggregate 242,850 Shares (approximately 4.99% of the outstanding Shares).

        The Reporting Persons hereby disclaim that they have any beneficial interest in the securities owned, directly or indirectly, by any other entity.

        (c) Set forth below is a list of all transactions involving Shares during the past 60 days by any of the Reporting Persons named in Item 2 of this
Schedule 13D. All of these transactions were executed in the open market.

                                Page 4 of 6 Pages

Thrustmaster, Inc.                                             Page 5 of 6 Pages
SCHEDULE 13D                                                        May 17, 1999


Date           No. of Shares Sold      Price/Share     Date           No. of Shares Sold      Price/Share
----           ------------------      -----------     ----           ------------------      -----------

4/19/99             1,500                 18.9375      5/12/99                2,000               22.25
4/8/99              5,000                 20.125       5/11/99                2,000               22.00
4/7/99              5,000                 17.875       5/6/99                 2,500               21.875
4/6/99              5,000                 17.875       5/5/99                 3,000               21.500
4/5/99              5,000                 17.00        4/22/99                4,000               22.00
3/31/99             2,500                 15.0625      4/21/99                2,000               21.095
3/30/99             5,000                 11.25        5/3/99                33,000               20.1818
3/25/99             3,000                 13.00        4/30/99               18,500               20.8699
3/24/99             5,000                 11.25        4/29/99                1,500               19.875
3/10/99             6,200                 11.5         4/28/99                1,500               21.0417
2/10/99            15,000                 10.3417      4/27/99                5,000               20.2875
2/5/99             10,000                 10.625       4/26/99                2,000               20.625
                                                                             ------
                                                                             77,000
                                                                             ======

Date        No. of Shares Purchased    Price/Share
----        -----------------------    -----------
4/19/99             1,000                 22.535
4/1/99              4,000                 15.1563
5/31/99             2,500                 15.0625
3/19/99             2,000                 10.9375
3/18/99               500                 10.625
3/17/99               500                 11.00
3/12/99             1,500                 11.875
2/19/99             2,500                 11.95
2/2/99              7,200                 11.67




                                Page 5 of 6 Pages

Thrustmaster, Inc.                                             Page 6 of 6 Pages
SCHEDULE 13D                                                        May 17, 1999

                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:    May 17, 1999

                                        /s/ Robert A. Simms
                                        ----------------------------------
                                        Robert A. Simms, Sr.


                                        Simms Capital Management, Inc.


                                        By:    /s/ Robert A. Simms
                                        ----------------------------------
                                               Robert A. Simms, Sr., President


                                Page 6 of 6 Pages